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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 4)*

                      California Coastal Communities, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    129915203
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
             -------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

                                   Page 1 of 5

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 129915203                     13G                    PAGE 2 OF 5 PAGES

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lloyd I. Miller, III                                     ###-##-####
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) [ ]
                                                                    (B) [ ]

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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  NUMBER OF             5    SOLE VOTING POWER
   SHARES
BENEFICIALLY                  248,466
   OWNED BY             --------------------------------------------------------
    EACH                6    SHARED VOTING POWER
  REPORTING
   PERSON                    470,637
    WITH                --------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER

                             191,627
                        --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             527,476
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   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         719,103
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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.1%

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   12    TYPE OF REPORTING PERSON
         IN-IA-OO**

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.

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                                                                     Page 3 of 5

Item 1(a).    Name of Issuer:                                                       California Coastal Communities, Inc.

Item 1(b).    Address of Issuers's Principal Executive Offices:                     6 Executive Circle, Suite 250
                                                                                    Irvine, CA 92614

Item 2(a).    Name of Person Filing:                                                Lloyd I. Miller, III

Item 2(b).    Address of Principal Business Office or, if None, Residence:          4550 Gordon Drive, Naples, Florida
                                      34102

Item 2(c).    Citizenship:                                                          U.S.A.

Item 2(d).    Title of Class of Securities:                                         Common Stock

Item 2(e).    CUSIP Number:                                                         129915203

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole voting power with respect to 248,466 of the reported securities as the following: (i) the manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the trustee to certain grantor retained annuity trusts, and (iii) an individual. The reporting person has shared voting power with respect to 470,637 shares of the reported securities as the following: (i) an investment advisor to the trustee of certain family trusts and
              (ii) the investment advisor to a certain custodial account. The reporting person has sole dispositive power with respect to 191,627 of the reported securities as the following: (i) the manager of a limited liability company that is the general partner of a certain limited partnership and (ii) an individual. The reporting person has shared dispositive power with respect to 527,476 of the reported securities as the following: (i) an investment advisor to the trustee of certain family trusts, (ii) the trustee to certain grantor retained annuity trusts and (iii) the investment advisor to a certain custodial account.

              (a)  719,103

              (b)  7.1%

              (c)  (i) sole voting power:  248,466

                   (ii) shared voting power: 470,637

                   (iii) sole dispositive power: 191,627

                   (iv) shared dispositive power: 527,476

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable.

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

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                                                                     Page 4 of 5

              Persons other than Lloyd I. Miller III, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not Applicable.

Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not Applicable.

Item 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not Applicable.

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                                                                     Page 5 of 5

Item 10.      CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 4, 2005                 /s/ Lloyd I. Miller, III
                                                 -----------------------------
                                                 Lloyd I. Miller, III